F/m FUNDS TRUST

RULE 18f-3 MULTI-CLASS PLAN

I. Introduction

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Rule 18f-3 Multi-Class Plan (the “Plan”) sets forth the method for allocating fees and expenses among each class of shares in the separate investment series (the “Funds”) of F/m Funds Trust (the “Trust”). In addition, the Plan sets forth the Rule 12b-1 fees, exchange privileges and other shareholder services applicable to each class of shares of the Funds.

The Trust is an open-end series investment company registered under the 1940 Act, the shares of which are registered on Form N-1A under the Securities Act of 1933. The Trust hereby elects to offer multiple classes of shares of the Funds pursuant to the provisions of Rule 18f-3 and the Plan. Appendix A, as it may be amended from time to time, lists the Funds that have approved the Plan and the classes of shares of each such Fund. Each such Fund that has authorized the issuance of multiple classes of shares is referred to as a "Multi-Class Fund" hereunder.

II. Allocation of Expenses

A. Mandatory Class Expenses. Pursuant to Rule 18f-3, the Trust allocates to each class of shares of a Multi-Class Fund any fees and expenses incurred by the Fund under a Rule 12b-1 distribution plan in connection with the provision of distribution-related services to the holders of such class of shares.

B. Discretionary Class Expenses. In addition, pursuant to Rule 18f-3, the Trust may allocate the following fees and expenses to a particular class of shares of a Multi-Class Fund:

(i)       transfer agent fees identified by the transfer agent as being attributable to such class of shares;

(ii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, notices, prospectuses, reports, and proxies to current shareholders of that class or to regulatory agencies with respect to such class of shares;

(iii) blue sky notification or other filing fees incurred with respect to such class of shares;

(iv) Securities and Exchange Commission registration fees incurred with respect to such class of shares;

(v)       the expense of administrative personnel and services (including, but not limited to, those of a fund accountant, custodian or dividend paying agent charged with calculating net asset values or determining or paying dividends) as required to support the shareholders of such class of shares;

(vi) litigation or other legal expenses incurred with respect to such class of shares;

(vii) fees of the Trust’s Trustees incurred with respect to matters affecting such class of shares;

(viii) independent accountants’ fees incurred with respect to such class of shares; and

(ix) any other fees and expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, incurred with respect to such class of shares.

For all purposes under this Plan, fees and expenses incurred “with respect to” a class of shares are those fees and expenses that are actually incurred in a different amount by the class or that relate to a different kind or degree of services provided to the class. Any decision to treat expenses referenced in this Subsection B as class expenses and any subsequent changes to such decision will be reviewed and approved by the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust as defined in the 1940 Act.

C. Relative Net Asset Value Allocation. Income, realized and unrealized capital gains and losses, and any expenses of a Multi-Class Fund not allocable to a particular class of the Fund pursuant to this Plan shall be allocated to each class of the Fund based upon the relative net asset value of that class in relation to the aggregate net asset value of the Fund. In certain cases, a service provider for a Multi-Class Fund may waive or reimburse all or a portion of the expenses of a specific class of shares of the Multi-Class Fund. The Board of Trustees will monitor any such waivers or reimbursements to ensure that they do not generate inappropriate cross-subsidization between classes.

III. Class Arrangements

The following summarizes the distribution fees, exchange privileges and other shareholder services applicable to a particular class of shares of the Multi-Class Funds listed on Appendix A. Additional details and restrictions regarding such fees and services are set forth in the relevant Fund’s current Prospectus and Statement of Additional Information.

Retail Shares and Investor Class Shares. Retail Shares and Investor Class Shares have an investment minimum of $1,000 and are subject to a distribution fee pursuant to a Rule 12b-1 distribution plan at an annual rate of up to 0.25% of the average daily value of such Retail Shares or Investor Class Shares. The Retail Shares and Investor Class Shares are designed to compensate financial intermediaries or brokerage firms that provide distribution-related services to holders of Retail Shares or Investor Class Shares a fee at an annual rate of up to 0.25% of the average daily value of Retail Shares or Investor Class Shares maintained in a Fund by their customers. See the current prospectus of the relevant Fund for information on exchange privileges.

Institutional Shares and Institutional Class Shares. Institutional Shares and Institutional Class Shares are not subject to a distribution fee but require a higher minimum investment of $100,000. See the current prospectus of the relevant Fund for information on exchange privileges.

IV. Board Review

The Board of Trustees of the Trust shall review the Plan as it deems necessary. Prior to any material amendment(s) to the Plan with respect to any Multi-Class Fund’s shares, the Trust's Board of Trustees, including a majority of the Trustees that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of the Fund individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

Updated: August 2, 2021

APPENDIX A

Multi Class Funds	Minimum Investment	Maximum 12b-1 Fee
F/m Investments Large Cap Focused Fund
Investor Class	$1,000	0.25%
Institutional Class	$100,000	None
Oakhurst Fixed Income Fund
Retail	$1,000	0.25%
Institutional	$100,000	None
Oakhurst Short Duration Bond Fund
Retail	$1,000	0.25%
Institutional	$100,000	None
Oakhurst Short Duration High Yield Credit Fund
Retail	$1,000	0.25%
Institutional	$100,000	None